November 25, 2024

VIA ELECTRONIC MAIL

SusGlobal Energy Corp.
200 Davenport Road
Toronto, Ontario M5R 1J2

Attention: Marc Hazout, Chairman of the Board of Directors (the "Board") and Chief Executive Officer of SusGlobal Energy Corp. -and-
Gary Herman, Lead Independent Director -and-
Susan Harte, Independent Director -and-
Andrea Calla, Independent Director

RE: Resignation Amending My Response dated October 10, 2024, to Item 5.02 of the Current Report on Form 8-K filed by SusGlobal Energy Corp. on October 3, 2024

As you are aware, in my response to Item 5.02 on the Current Report on Form 8-K filed on October 3, 2024, by SusGlobal Energy Corp. ("SusGlobal") advising me of my purported removal from the Board by way of a Written Consent of a majority of the shareholders dated September 27, 2024, I disagreed with and seriously questioned the legal validity of the Written Consent due to its express reliance on an obviously incorrect section of the Delaware General Corporation Law and its failure to comply with Article 1, Section 9 of the Bylaws of SusGlobal. Since I contested the legal validity of the Written Consent, I indicated that I would attempt to continue as member of the Board of SusGlobal unless I was advised the Written Consent was legally valid and I had been removed as a director of SusGlobal.

To date, no one from or on behalf of SusGlobal has advised me that the Written Consent is legally valid, and I have been removed as a director of SusGlobal. In attempting to carry out my duties and responsibilities as a member of the Board of SusGlobal since September 27, 2024, I have written twice to the Chairman of the Board (copying all the Independent Directors) demanding that I receive notices of all meetings of the Board of SusGlobal and be able to participate in person, virtually or telephonically in all meetings of the Board of SusGlobal. To date, I have not received any response from the Chairman to my requests nor have I received any Board notices or materials or been able to participate in any Board deliberations since September 27, 2024. Also, to date I do not believe that the Chief Executive Officer has provided to the Board financial information about SusGlobal which I requested as a Board member well before September 27, 2024.

In the foregoing circumstances and primarily because the Chairman of the Board and presumably the other members of the Board have chosen to prevent me from carrying out my duties and responsibilities as a director of SusGlobal by denying me access to Board information and not permitting me to participate in any Board deliberations and processes since September 27, 2024, notwithstanding the legal invalidity of the Written Consent, I hereby amend my response dated October 10, 2024 to Item 5.02 of the SusGlobal Current Report on Form 8-K filed by SusGlobal on October 3, 2024 by submitting my resignation as a member of the Board of SusGlobal effective as of September 27, 2024.

Please confirm in writing when this amendment to my response to Item 5.02 of the Current Report on Form 8-K filed on October 3, 2024, has been filed with the Securities and Exchange Commission.

Yours truly,

Bruce Rintoul

Cc'd: Steven Lipstein, Partner - Lucosky Brookman LLP
Gary Herman, Lead Independent Director - SusGlobal
Andrea Call, Independent Director - SusGlobal
Susan Harte, Independent Director - SusGlobal